SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(FINAL AMENDMENT)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Bill Barrett Corporation

(Name of Subject Company (issuer) and Filing Person (issuer))

5% Convertible Senior Notes due 2028

(Title of Class of Securities)

06846NAA2

(CUSIP Number of Class of Securities)

Kenneth A. Wonstolen

Senior Vice President – General Counsel and Secretary

Bill Barrett Corporation

1099 18th Street, Suite 2300

Denver, Colorado 80202

303-293-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

John Elofson

Davis Graham & Stubbs LLP

1550 Seventeenth Street, Suite 500

Denver, Colorado 80202

Telephone: 303-892-9400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$25,344,000	$2,944.97

*	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 5.00% Convertible Senior Notes due 2028, as described herein, is $1,000 per $1,000 principal amount outstanding, plus accrued and unpaid interest, if any. As of February 19, 2015, there was $25,344,000 aggregate principal amount outstanding, on which interest in the aggregate amount of $17,600 will be accrued and unpaid on the date of purchase, resulting in an aggregate purchase price of $25,361,600.
**	The amount of the filing fee equals $116.20 per $1 million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,944.97	Filing Party: Bill Barrett Corporation
Form of Registration No.: Schedule TO	Date Filed: February 19, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Final Amendment (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed with the Securities and Exchange Commission on February 19, 2015 by Bill Barrett Corporation, a Delaware corporation (the “Company”), relating to the Company’s offer to purchase the 5% Convertible Senior Notes due 2028 that were issued by the Company (the “Notes”), as more fully described in the Company Notice dated February 19, 2015, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and the related offer materials filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment to the Schedule TO is being filed in satisfaction of the disclosure requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The holders’ right to tender Notes for purchase expired at 5:00 p.m., New York City time, on March 19, 2015 (the “offer”). The Company has been advised by Deutsche Bank Trust Company Americas, the paying agent, that $24,764,900 aggregate principal amount of the Notes were validly surrendered to the paying agent and not withdrawn. The Company has accepted all such Notes for payment. In accordance with the terms of the indenture governing the Notes, the Company has forwarded to the paying agent the appropriate amount of cash required to pay the total cash purchase price of approximately $24.8 million for the surrendered Notes, including accrued interest, and the paying agent will distribute the cash to the holders as soon as practicable in accordance with the indenture governing the Notes. After the offer, $579,100 aggregate principal amount of the Notes is outstanding. The Company has the right, with at least 30 days’ notice, to call the remaining notes.

ITEM 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(D) Press Release dated March 20, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2015

BILL BARRETT CORPORATION

By:	/s/ Kenneth A. Wonstolen
Kenneth A. Wonstolen Senior Vice President — General Counsel and Secretary